One Astoria Federal Plaza Lake Success, NY 11042-1085 (516) 327-3000

January 25, 2008

Mr. Kevin W. Vaughn
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Mail Stop 4561

Re:	Astoria Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-Q for Fiscal Quarter Ended March 31, 2007
Form 10-Q for Fiscal Quarter Ended June 30, 2007
File No. 001-11967

Dear Mr. Vaughn:

We wish to acknowledge receipt of your follow-up letter dated December 14, 2007 concerning the Securities and Exchange Commission’s continuing review of Astoria Financial Corporation’s (the “Company”) Form 10-K for the Fiscal Year Ended December 31, 2006, Form 10-Q for the Fiscal Quarter Ended March 31, 2007 and Form 10-Q for the Fiscal Quarter Ended June 30, 2007.  The following sets forth the Company’s responses to your comments.

1.
Please refer to our previous comment 1 in our letter dated September 19, 2007.  Although you may not be able to determine with any degree of certainty whether the sold non-performing loans would have remained outstanding and non-performing as of the end of the reporting period, the sale did have an impact on the level of your non-performing loans.  Therefore, please revise to include the sentences in your letter dated October 18, 2007 that states”...assuming the $10.1 million of non-performing loans sold were not sold and were both outstanding and non-performing at December 31, 2006, our non-performing loans would have totaled $69.6 million, or an increase of $4.5 million from December 31, 2005, and our non-performing assets would have totaled $70.2 million, or an increase of $4.1 million from December 31, 2005.  Additionally, at December 31, 2006, our ratio of non-performing loans to total loans would have increased to 0.46%, our ratio of non-performing assets to total assets would have increased to 0.33% and the allowance for loan losses as a percentage of total non-performing loans would have decreased to 114.92%.”  Please provide updated disclosures of that nature during each period in which you sell non-performing loans in sufficient quantity to similarly impact your trends.

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission

We will revise our December 31, 2006 Form 10-K, March 31, 2007 Form 10-Q, June 30, 2007 Form 10-Q and September 30, 2007 Form 10-Q to include the Staff’s requested disclosures.  Drafts of our proposed disclosures for the aforementioned reports are attached as Appendices A through D.

2.
Please refer to our previous comment 2 in our letter dated September 19, 2007.  Making the disclosure that management believes the allowance is adequate is not substantially the same as making the disclosure that management believes the balance of the allowance represents your best estimate of the probable inherent losses in your loan portfolio as of the balance sheet dates presented.  Therefore, please revise to add the requested disclosures.

We will revise our December 31, 2006 Form 10-K, March 31, 2007 Form 10-Q, June 30, 2007 Form 10-Q and September 30, 2007 Form 10-Q to include the Staff’s requested disclosures.  Drafts of our proposed disclosures for the aforementioned reports are attached as Appendices A through D.

3.
Please refer to our previous comment 3 in our letter dated September 19, 2007.  Please note that although we reviewed your 2005 Form 10-K, the comments issued did not ask for the same disclosure revisions since circumstances were different at that time.  Although you provided expanded data regarding loan-to-value ratios for your portfolio in your September 30, 2007 Form 10-Q, you did not address the trends in these ratios or discuss how these trends impacted your determination of the allowance for loan losses.  Therefore, please revise to add this disclosure as requested.

We will revise our December 31, 2006 Form 10-K, March 31, 2007 Form 10-Q, June 30, 2007 Form 10-Q and September 30, 2007 Form 10-Q to include the Staff’s requested disclosures.  Drafts of our proposed disclosures for the aforementioned reports are attached as Appendices A through D.

4.
Please refer to our previous comments 3-6, 13 and 14 in our letter dated September 19, 2007.  We note your statement in your response in regards to stagnant to declining property values that “these market conditions were not discussed within our disclosure regarding the allowance for loan losses and related provision, and they had not had a discernable negative impact on our trends of non-performing loans, loan-to-value ratios or loan loss experience...”.  Please address the following:

•
Revise your disclosures to specifically state if you obtain updated appraisals for your collateral dependent loans not classified as substandard or doubtful.  We note that you only disclose the loan-to-value ratios that consider current principal balance in relation to original appraised values, indicating that current loan-to-value ratios may be lower, given these trends;

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission

We will revise our December 31, 2006 Form 10-K, March 31, 2007 Form 10-Q, June 30, 2007 Form 10-Q and September 30, 2007 Form 10-Q to include the Staff’s requested disclosures.  Drafts of our proposed disclosures for the aforementioned reports are attached as Appendices A through D.

•
You disclose that you use data provided by the Office of Federal Housing Enterprise Oversight in determining that your original collateral values are likely not materially different from current values.  Please disclose whether the data relates to your specific geographic area, or the whole of the United States.  If the data relates to the general market conditions across the United States, please revise to disclose the extent to which and how you adjust that data for trends in your specific market area in your determination of the allowance for loan losses;

In our response to the Staff’s letter dated September 19, 2007, we referenced the Federal Housing Finance Board’s Monthly Interest Rate Survey as further support of the disclosures included in our December 31, 2006 Form 10-K which referred to the softening of the real estate market (on page 50) and stagnant to declining property values (on page 31).  The conclusion in our response that indicated our original collateral values were not likely materially different from current values was based on information derived from a variety of sources, including, but not limited to, various industry and market reports; economic releases and surveys; and our general and specific knowledge of the real estate markets in which we lend.  We did not directly or exclusively use data from the Federal Housing Finance Board’s Monthly Interest Rate Survey.  We disclosed on page 31 of our 2006 Form 10-K that “There has been a slow down in the housing market during 2006, particularly during the second half, both nationally and locally, as evidenced by reports of reduced levels of new and existing home sales, increased inventories of houses on the market, stagnant to declining property values and an increase in the length of time houses remain on the market.”  The data and trends noted in the various reports that formed the basis for our disclosures did not require any modifications as they related to our market areas both locally and nationally.  We will revise our December 31, 2006 Form 10-K, March 31, 2007 Form 10-Q, June 30, 2007 Form 10-Q and September 30, 2007 Form 10-Q to expand on the information we use to monitor property value trends in our market areas.  Drafts of our proposed disclosures for the aforementioned reports are attached as Appendices A through D.

•
Please revise to disclose how you consider collateral value in your determination of loan losses for those loans that have exhibited weaknesses but are not yet classified as substandard or doubtful; and,

We will revise our December 31, 2006 Form 10-K, March 31, 2007 Form 10-Q, June 30, 2007 Form 10-Q and September 30, 2007 Form 10-Q to include the Staff’s requested disclosures.  Drafts of our proposed disclosures for the aforementioned reports are attached as Appendices A through D.

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission

•
Given that a significant portion of your portfolio is real-estate collateral based, revise to disclose how you do consider the property value trends in your market area, and how you concluded that these trends should have no impact in determining the amount of loan loss allowance needed.

We will revise our December 31, 2006 Form 10-K, March 31, 2007 Form 10-Q, June 30, 2007 Form 10-Q and September 30, 2007 Form 10-Q to include the Staff’s requested disclosures.  Drafts of our proposed disclosures for the aforementioned reports are attached as Appendices A through D.

5.	Please revise your disclosure to address the above comments, as applicable in each of your Forms 10-Q for the periods ended March 31, 2007, June 30, 2007 and September 30, 2007.

Please see our responses to comment numbers 1 through 4.

We believe that our letter is responsive to your comments.  As discussed in our telephone conversation with you on January 16, 2008, we will file the revisions to our December 31, 2006 Form 10-K, March 31, 2007 Form 10-Q, June 30, 2007 Form 10-Q and September 30, 2007 Form 10-Q on or about January 25, 2008.

Please contact the undersigned at (516) 327-7892 or (516) 327-7820, respectively, if you have any questions.

Sincerely,

/s/ Monte N. Redman	/s/ Frank E. Fusco
Monte N. Redman	Frank E. Fusco
President and Chief Operating Officer	Executive Vice President, Treasurer
Astoria Financial Corporation	and Chief Financial Officer
Astoria Financial Corporation

Appendix A

Proposed Disclosures for the December 31, 2006 Form 10-K/A

(Additional disclosures appear in italics and references to the SEC Staff’s comments appear in bold.  In addition to revisions made in response to the SEC Staff’s comments, we have made certain minor edits to enhance the clarity and consistency of our disclosures.)

Critical Accounting Policies

Allowance for Loan Losses

(Original disclosures began on page 42 of the December 31, 2006 Form 10-K)

Our allowance for loan losses is established and maintained through a provision for loan losses based on our evaluation of the ~~risks~~ probable inherent losses in our loan portfolio.  We evaluate the adequacy of our allowance on a quarterly basis.  The allowance is comprised of both specific valuation allowances and general valuation allowances.

Specific valuation allowances are established in connection with individual loan reviews and the asset classification process including the procedures for impairment recognition under Statement of Financial Accounting Standards, or SFAS, No. 114, “Accounting by Creditors for Impairment of a Loan, an Amendment of FASB Statements No. 5 and 15,” and SFAS No. 118, “Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures, an Amendment of FASB Statement No. 114.”  Such evaluation, which includes a review of loans on which full collectibility is not reasonably assured, considers the estimated fair value of the underlying collateral, if any, current and anticipated economic and regulatory conditions, current and historical loss experience of similar loans and other factors that determine risk exposure to arrive at an adequate loan loss allowance.

~~Individual~~ Loan ~~loss~~ reviews are completed quarterly for all loans individually classified by the Asset Classification Committee ~~loans~~.  Individual loan ~~loss~~ reviews are generally completed annually for multi-family, commercial real estate and construction loans in excess of $2.5 million, commercial business loans in excess of $200,000, one-to-four family loans in excess of $1.0 million and debt restructurings.  In addition, we generally review annually at least fifty percent of the outstanding balances of multi-family, commercial real estate and construction loans to single borrowers with concentrations in excess of $2.5 million.

The primary considerations in establishing specific valuation allowances are the current estimated ~~appraised~~ value of a loan’s underlying collateral and the loan’s payment history.  [In response to SEC Staff comment #4]  We update our estimates of collateral value when loans are individually classified by our Asset Classification Committee as either substandard or doubtful, as well as for special mention and watch list loans in excess of $2.5 million and certain other loans when the Asset Classification Committee believes repayment of such loans may be dependent on the value of the underlying collateral.  Updated estimates of collateral value are obtained through appraisals, where possible.  In instances where we have not taken possession of the property or do not otherwise have access to the premises and therefore cannot obtain a complete appraisal, an estimate of the value of

Appendix A – continued	Page 2

the property is obtained based primarily on a drive-by inspection and a comparison of the property securing the loan with similar properties in the area, by either a licensed appraiser or real estate broker for one-to-four family properties, or by our internal Asset Review personnel for multi-family and commercial real estate properties.  In such cases, an internal cash flow analysis may also be performed. Other current and anticipated economic conditions on which our specific valuation allowances rely are the impact that national and/or local economic and business conditions may have on borrowers, the impact that local real estate markets may have on collateral values and the level and direction of interest rates and their combined effect on real estate values and the ability of borrowers to service debt.  For multi-family and commercial real estate loans, additional factors specific to a borrower or the underlying collateral are considered.  These factors include, but are not limited to, the composition of tenancy, occupancy levels for the property, cash flow estimates and the existence of personal guarantees.  We also review all regulatory notices, bulletins and memoranda with the purpose of identifying upcoming changes in regulatory conditions which may impact our calculation of specific valuation allowances.  The OTS periodically reviews our reserve methodology during regulatory examinations and any comments regarding changes to reserves or loan classifications are considered by management in determining valuation allowances.

Pursuant to our policy, loan losses are charged-off in the period the loans, or portions thereof, are deemed uncollectible.  The determination of the loans on which full collectibility is not reasonably assured, the estimates of the fair value of the underlying collateral and the assessments of economic and regulatory conditions are subject to assumptions and judgments by management.  Specific valuation allowances could differ materially as a result of changes in these assumptions and judgments.

General valuation allowances represent loss allowances that have been established to recognize the inherent risks associated with our lending activities, but which, unlike specific allowances, have not been allocated to particular ~~problem~~ loans.  The determination of the adequacy of the general valuation allowances takes into consideration a variety of factors.  We segment our loan portfolio into like categories by composition and size and perform analyses against each category.  These include historical loss experience and delinquency levels and trends.  We analyze our historical loan loss experience by category (loan type) over 3, 5, 10 and 12-year periods.  Losses within each loan category are stress tested by applying the highest level of charge-offs and the lowest amount of recoveries as a percentage of the average portfolio balance during those respective time horizons.  The resulting range of allowance percentages are used as an integral part of our judgment in developing estimated loss percentages to apply to the portfolio.  We also consider the size, composition, risk profile, delinquency levels and cure rates of our portfolio as well as our credit administration and asset management philosophies and procedures. [In response to SEC Staff comments #3 and #4]  We monitor property value trends in our market areas by reference to various industry and market reports, economic releases and surveys, and our general and specific knowledge of the real estate markets in which we lend, in order to determine what impact, if any, such trends should have on the level of our general valuation allowances.  In determining our allowance coverage percentages for non-performing loans, we consider our historical loss experience with respect to the ultimate disposition of the underlying collateral.  In addition, we evaluate and consider the impact that existing and projected economic and market conditions may have on the portfolio, as well as known and inherent risks in the portfolio.  We also evaluate and consider the allowance ratios and coverage percentages set forth in both peer group and regulatory

Appendix A – continued	Page 3

agency data and any comments from the OTS resulting from their review of our general valuation allowance methodology during regulatory examinations.  Our focus, however, is primarily on our historical loss experience and the impact of current economic conditions.  After evaluating these variables, we determine appropriate allowance coverage percentages for each of our portfolio segments and the appropriate level of our allowance for loan losses.  Our allowance coverage percentages are used to estimate the amount of probable losses inherent in our loan portfolio in determining our general valuation allowances.  Our evaluations of general valuation allowances are inherently subjective because, even though they are based on objective data, it is management’s interpretation of that data that determines the amount of the appropriate allowance.  Therefore, we annually review the actual performance and charge-off history of our portfolio and compare that to our previously determined allowance coverage percentages and specific valuation allowances.  In doing so, we evaluate the impact the previously mentioned variables may have had on the portfolio to determine which changes, if any, should be made to our assumptions and analyses.

Our loss experience in 2006 has been consistent with our experience over the past several years.  Our 2006 analyses did not result in any change in our methodology for determining our general and specific valuation allowances or our emphasis on the factors that we consider in establishing such allowances.  Accordingly, such analyses did not indicate that changes in our allowance coverage percentages were required.  [In response to SEC Staff comment #2] ~~We believe our current allowance for loan losses is adequate to reflect the risks inherent in our loan portfolio.~~ The balance of our allowance for loan losses represents management’s best estimate of the probable inherent losses in our loan portfolio at December 31, 2006 and 2005.  [A similar revision will also be made to the third paragraph on page 63 of the December 31, 2006 Form 10-K.]

Actual results could differ from our estimates as a result of changes in economic or market conditions.  Changes in estimates could result in a material change in the allowance for loan losses.  While we believe that the allowance for loan losses has been established and maintained at levels that reflect the risks inherent in our loan portfolio, future adjustments may be necessary if portfolio performance or economic or market conditions differ substantially from the conditions that existed at the time of the initial determinations.

For additional information regarding our allowance for loan losses, see “Provision for Loan Losses” and “Asset Quality.”

Results of Operations

Provision for Loan Losses

(Original disclosures began on page 56 of the December 31, 2006 Form 10-K)

During the years ended December 31, 2006 and 2005, no provision for loan losses was recorded.  The allowance for loan losses totaled $79.9 million at December 31, 2006 and $81.2 million at December 31, 2005.  [In response to SEC Staff comment #2]  The balance of our allowance for loan losses represents management’s best estimate of the probable inherent losses in our loan portfolio at December 31, 2006 and 2005.  [A similar revision will also be made to the last paragraph on page 67 of the December 31, 2006 Form 10-K.]  We believe our allowance for loan

Appendix A – continued	Page 4

losses has been established and maintained at levels that reflect the risks inherent in our loan portfolio, giving consideration to the composition and size of our loan portfolio, our charge-off experience and our non-accrual and non-performing loans.

The composition of our loan portfolio has remained consistent over the last several years.  At December 31, 2006, our loan portfolio was comprised of 69% one-to-four family mortgage loans, 20% multi-family mortgage loans, 7% commercial real estate loans and 4% other loan categories.  Our non-performing loans continue to remain at low levels relative to the size of our loan portfolio.  Our non-performing loans, which are comprised primarily of mortgage loans, decreased $5.6 million to $59.4 million, or 0.40% of total loans, at December 31, 2006, from $65.0 million, or 0.45% of total loans, at December 31, 2005.  This decrease was primarily due to a reduction in non-performing multi-family mortgage loans, partially offset by an increase in non-performing one-to-four family mortgage loans.  During the 2006 third quarter, we sold $10.1 million of non-performing loans, primarily multi-family and one-to-four family mortgage loans.  [In response to SEC Staff comment #1]For further discussion of the sale of these loans, including the impact the sale may have had on our non-performing loans, non-performing assets and related ratios at December 31, 2006, see “Asset Quality.”

We review our allowance for loan losses on a quarterly basis.  Material factors considered during our quarterly review are our historical loss experience and the impact of current economic conditions. Our net charge-off experience was consistent with that of the prior year and was one basis point of average loans outstanding for each of the years ended December 31, 2006 and 2005.  Net loan charge-offs totaled $1.2 million for the year ended December 31, 2006, compared to $1.6 million for the year ended December 31, 2005.  [In response to SEC Staff comments #3 and #4]  Included in the net loan charge-offs for the year ended December 31, 2006 was a single multi-family loan charge-off totaling $947,000.  Included in net loan charge-offs for the year ended December 31, 2005 was a single commercial real estate loan charge-off totaling $650,000.  In reviewing our charge-off experience for the years ended December 31, 2006 and 2005, we determined that the single events noted above represented unique loans and/or circumstances and were not indicative of a trend of increased charge-offs. Our loan-to-value ratios upon origination are low overall, have been consistent over the past several years and provide some level of protection in the event of default should property values decline.  The average loan-to-value ratios, based on current principal balance and original appraised value, of total one-to-four family loans outstanding as of December 31, 2006, by year of origination, were 67% for 2006, 69% for 2005, 69% for 2004 and 62% for pre-2004 originations.  As of December 31, 2006, average loan-to-value ratios, based on current principal balance and original appraised value, of total multi-family and commercial real estate loans outstanding, by year of origination, were 62% for 2006, 66% for 2005, 65% for 2004 and 60% for pre-2004 originations.

As previously discussed, there has been a slow down in the housing market, particularly during the second half of 2006.  We are closely monitoring the local and national real estate markets and other factors related to the risks inherent in the loan portfolio. [In response to SEC Staff comments #3 and #4]  ~~Based on our evaluation of the foregoing factors, our 2006 analyses did not indicate that a change in our allowance for loan losses at December 31, 2006 was warranted.~~  We believe this slow down in the housing market has not had a discernable negative impact on our loan loss experience as measured by trends in our net loan charge-offs and losses on real estate owned.  Our non-

Appendix A – continued	Page 5

performing mortgage loans have not increased substantially and had an average loan-to-value ratio, based on current principal balance and original appraised value, of 71% at December 31, 2006 and 69% at December 31, 2005.  The average age of our non-performing mortgage loans since origination was 3.7 years at December 31, 2006.  Therefore, the majority of non-performing mortgage loans in our portfolio were originated prior to 2006, when real estate values were rising, and would likely have current loan-to-value ratios equal to or lower than those at the origination date.  In reviewing the negligible change in the loan-to-value ratios of our non-performing loans from 2005 to 2006, we determined that there was no additional inherent loss in our non-performing loan portfolio compared to the estimates included in our existing methodology.  We underwrite our one-to-four family mortgage loans primarily based upon our evaluation of the borrower’s ability to pay.  We generally do not obtain updated estimates of collateral value for loans until classified or requested by our Asset Classification Committee.  We monitor property value trends in our market areas to determine what impact, if any, such trends may have on our loan-to-value ratios and the adequacy of the allowance for loan losses.  Based on our review of property value trends, including updated estimates of collateral value on classified loans, we do not believe the current slow down in the housing market had a discernable negative impact on the value of our non-performing loan collateral as of December 31, 2006.  Since we determined there was sufficient collateral value to support our non-performing loans and we have not experienced an increase in related loan charge-offs, no change to our allowance coverage percentages was required.  Based on our evaluation of the foregoing factors, our 2006 analyses indicated that no provision for loan losses was warranted for the year ended December 31, 2006 and that our allowance for loan losses at December 31, 2006 was adequate.

The allowance for loan losses as a percentage of non-performing loans increased to 134.55% at December 31, 2006, from 124.81% at December 31, 2005, primarily due to the decrease in non-performing loans from December 31, 2005 to December 31, 2006.  The allowance for loan losses as a percentage of total loans was 0.53% at December 31, 2006 and 0.56% at December 31, 2005.  For further discussion of the methodology used to evaluate the allowance for loan losses, see “Critical Accounting Policies-Allowance for Loan Losses” and for further discussion of non-performing loans, see “Asset Quality.”

Asset Quality

(Original disclosures began on page 65 of the December 31, 2006 Form 10-K)

Non-performing assets decreased $6.1 million to $60.0 million at December 31, 2006, from $66.1 million at December 31, 2005.  Non-performing loans, the most significant component of non-performing assets, decreased $5.6 million to $59.4 million at December 31, 2006, from $65.0 million at December 31, 2005.  As previously discussed, these decreases were primarily due to a reduction in non-performing multi-family mortgage loans, partially offset by an increase in non-performing one-to-four family mortgage loans.  At December 31, 2006, non-performing multi-family mortgage loans totaled $14.6 million and non-performing one-to-four family mortgage loans totaled $41.1 million. [In response to SEC Staff comment #3]  The average loan-to-value ratio of our non-performing mortgage loans, based on current principal balance and original appraised value, was 71% at December 31, 2006 and 69% at December 31, 2005.  [In response to SEC Staff comment #1] ~~During the 2006 third quarter, we sold $10.1 million of non-performing loans,~~

Appendix A – continued	Page 6

~~primarily multi-family and one-to-four family mortgage loans.~~  [This revision will also be made to page 10 of the December 31, 2006 Form 10-K.] Our non-performing loans continue to remain at low levels in relation to the size of our loan portfolio.  Our ratio of non-performing loans to total loans decreased to 0.40% at December 31, 2006, from 0.45% at December 31, 2005.  Our ratio of non-performing assets to total assets was 0.28% at December 31, 2006 and 0.30% at December 31, 2005.

[In response to SEC Staff comment #1] During the 2006 third quarter, we sold $10.1 million of non-performing loans, primarily multi-family and one-to-four family mortgage loans, of which $5.5 million were non-performing as of December 31, 2005.  The remainder became non-performing during 2006.  Since these loans were sold in the third quarter of 2006, we are unable to determine with any degree of certainty whether some or all of these loans would have remained non-performing as of December 31, 2006 had they not been sold, particularly in light of our aggressive collection efforts and prior experience with other borrowers.  However, assuming the $10.1 million of non-performing loans sold were not sold and were both outstanding and non-performing at December 31, 2006, our non-performing loans would have totaled $69.5 million, or an increase of $4.5 million from December 31, 2005, and our non-performing assets would have totaled $70.1 million, or an increase of $4.0 million from December 31, 2005.  Additionally, at December 31, 2006, our ratio of non-performing loans to total loans would have increased to 0.46%, our ratio of non-performing assets to total assets would have increased to 0.33% and the allowance for loan losses as a percentage of total non-performing loans would have decreased to 114.92%.  [This revision will also be made to page 10 of the December 31, 2006 Form 10-K.]

See Item 1, “Business” for further discussion of our asset quality.

Appendix B

Proposed Disclosures for the March 31, 2007 Form 10-Q/A

(Additional disclosures appear in italics and references to the SEC Staff’s comments appear in bold.  In addition to revisions made in response to the SEC Staff’s comments, we have made certain minor edits to enhance the clarity and consistency of our disclosures.)

Critical Accounting Policies

Allowance for Loan Losses

(Original disclosures began on page 15 of the March 31, 2007 Form 10-Q)

Our allowance for loan losses is established and maintained through a provision for loan losses based on our evaluation of the ~~risks~~ probable inherent losses in our loan portfolio.  We evaluate the adequacy of our allowance on a quarterly basis.  The allowance is comprised of both specific valuation allowances and general valuation allowances.

Specific valuation allowances are established in connection with individual loan reviews and the asset classification process, including the procedures for impairment recognition under SFAS No. 114, "Accounting by Creditors for Impairment of a Loan, an Amendment of FASB Statements No. 5 and 15," and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures, an amendment of FASB Statement No. 114."  Such evaluation, which includes a review of loans on which full collectibility is not reasonably assured, considers the estimated fair value of the underlying collateral, if any, current and anticipated economic and regulatory conditions, current and historical loss experience of similar loans and other factors that determine risk exposure to arrive at an adequate loan loss allowance.

~~Individual~~ Loan ~~loss~~ reviews are completed quarterly for all loans individually classified by the Asset Classification Committee ~~loans~~.  Individual loan ~~loss~~ reviews are generally completed annually for multi-family, commercial real estate and construction loans in excess of $2.5 million, commercial business loans in excess of $200,000, one-to-four family loans in excess of $1.0 million and debt restructurings.  In addition, we generally review annually at least fifty percent of the outstanding balances of multi-family, commercial real estate and construction loans to single borrowers with concentrations in excess of $2.5 million.

The primary considerations in establishing specific valuation allowances are the ~~appraised~~ current estimated value of a loan’s underlying collateral and the loan’s payment history.  [In response to SEC Staff comment #4]  We update our estimates of collateral value when loans are individually classified by our Asset Classification Committee as either substandard or doubtful, as well as for special mention and watch list loans in excess of $2.5 million and certain other loans when the Asset Classification Committee believes repayment of such loans may be dependent on the value of the underlying collateral.  Updated estimates of collateral value are obtained through appraisals, where possible.  In instances where we have not taken possession of the property or do not otherwise have access to the premises and therefore cannot obtain a complete appraisal, an estimate of the value of

Appendix B – continued	Page 2

the property is obtained based primarily on a drive-by inspection and a comparison of the property securing the loan with similar properties in the area, by either a licensed appraiser or real estate broker for one-to-four family properties, or by our internal Asset Review personnel for multi-family and commercial real estate properties.  In such cases, an internal cash flow analysis may also be performed. Other current and anticipated economic conditions on which our specific valuation allowances rely are the impact that national and/or local economic and business conditions may have on borrowers, the impact that local real estate markets may have on collateral values, the level and direction of interest rates and their combined effect on real estate values and the ability of borrowers to service debt.  For multi-family and commercial real estate loans, additional factors specific to a borrower or the underlying collateral are considered.  These factors include, but are not limited to, the composition of tenancy, occupancy levels for the property, cash flow estimates and the existence of personal guarantees.  We also review all regulatory notices, bulletins and memoranda with the purpose of identifying upcoming changes in regulatory conditions which may impact our calculation of specific valuation allowances.  The Office of Thrift Supervision, or OTS, periodically reviews our reserve methodology during regulatory examinations and any comments regarding changes to reserves or loan classifications are considered by management in determining valuation allowances.

Pursuant to our policy, loan losses are charged-off in the period the loans, or portions thereof, are deemed uncollectible.  The determination of the loans on which full collectibility is not reasonably assured, the estimates of the fair value of the underlying collateral and the assessment of economic and regulatory conditions are subject to assumptions and judgments by management.  Specific valuation allowances could differ materially as a result of changes in these assumptions and judgments.

General valuation allowances represent loss allowances that have been established to recognize the inherent risks associated with our lending activities, but which, unlike specific allowances, have not been allocated to particular ~~problem~~ loans.  The determination of the adequacy of the general valuation allowances takes into consideration a variety of factors.  We segment our loan portfolio into like categories by composition and size and perform analyses against each category.  These include historical loss experience and delinquency levels and trends.  We analyze our historical loan loss experience by category (loan type) over 3, 5, 10, 12 and 16-year periods.  Losses within each loan category are stress tested by applying the highest level of charge-offs and the lowest amount of recoveries as a percentage of the average portfolio balance during those respective time horizons.  The resulting range of allowance percentages are used as an integral part of our judgment in developing estimated loss percentages to apply to the portfolio.  We also consider the size, composition, risk profile, delinquency levels and cure rates of our portfolio, as well as our credit administration and asset management philosophies and procedures.  [In response to SEC Staff comments #3 and #4]  We monitor property value trends in our market areas by reference to various industry and market reports, economic releases and surveys, and our general and specific knowledge of the real estate markets in which we lend, in order to determine what impact, if any, such trends should have on the level of our general valuation allowances.  In determining our allowance coverage percentages for non-performing loans, we consider our historical loss experience with respect to the ultimate disposition of the underlying collateral.  In addition, we evaluate and consider the impact that existing and projected economic and market conditions may have on the portfolio, as well as known and inherent risks in the portfolio.  We also evaluate and consider the allowance ratios and coverage percentages set forth in both peer group and regulatory

Appendix B – continued	Page 3

agency data and any comments from the OTS resulting from their review of our general valuation allowance methodology during regulatory examinations.  Our focus, however, is primarily on our historical loss experience and the impact of current economic conditions.  After evaluating these variables, we determine appropriate allowance coverage percentages for each of our portfolio segments and the appropriate level of our allowance for loan losses.  Our allowance coverage percentages are used to estimate the amount of probable losses inherent in our loan portfolio in determining our general valuation allowances.  Our evaluation of general valuation allowances is inherently subjective because, even though it is based on objective data, it is management's interpretation of that data that determines the amount of the appropriate allowance.  Therefore, we annually review the actual performance and charge-off history of our portfolio and compare that to our previously determined allowance coverage percentages and specific valuation allowances.  In doing so, we evaluate the impact the previously mentioned variables may have had on the portfolio to determine which changes, if any, should be made to our assumptions and analyses.

Our loss experience in 2007 has been consistent with our experience over the past several years.  Our 2007 analyses did not result in any change in our methodology for determining our general and specific valuation allowances or our emphasis on the factors that we consider in establishing such allowances.  Accordingly, such analyses did not indicate that any material changes in our allowance coverage percentages were required.  [In response to SEC Staff comment #2]  ~~We believe our current allowance for loan losses is adequate to reflect the risks inherent in our loan portfolio.~~ The balance of our allowance for loan losses represents management’s best estimate of the probable inherent losses in our loan portfolio at March 31, 2007 and December 31, 2006.

Actual results could differ from our estimates as a result of changes in economic or market conditions.  Changes in estimates could result in a material change in the allowance for loan losses.  While we believe that the allowance for loan losses has been established and maintained at levels that reflect the risks inherent in our loan portfolio, future adjustments may be necessary if portfolio performance or economic or market conditions differ substantially from the conditions that existed at the time of the initial determinations.

For additional information regarding our allowance for loan losses, see “Provision for Loan Losses” and “Asset Quality” in this document and Part II, Item 7, “MD&A,” in our 2006 Annual Report on Form 10-K and any amendments thereto.

Results of Operations

Provision for Loan Losses

(Original disclosures began on page 30 of the March 31, 2007 Form 10-Q)

During the three months ended March 31, 2007 and 2006, no provision for loan losses was recorded.  The allowance for loan losses totaled $80.1 million at March 31, 2007 and $79.9 million at December 31, 2006.  [In response to SEC Staff comment #2]  The balance of our allowance for loan losses represents management’s best estimate of the probable inherent losses in our loan portfolio at March 31, 2007 and December 31, 2006.  We believe our allowance for loan losses has been established and maintained at levels that reflect the risks inherent in our loan portfolio, giving

Appendix B – continued	Page 4

consideration to the composition and size of our loan portfolio, charge-off experience and non-accrual and non-performing loans.

The composition of our loan portfolio has remained consistent over the last several years.  At March 31, 2007, our loan portfolio was comprised of 69% one-to-four family mortgage loans, 20% multi-family mortgage loans, 7% commercial real estate loans and 4% other loan categories.  Our non-performing loans continue to remain at low levels relative to the size of our loan portfolio.  Our non-performing loans, which are comprised primarily of mortgage loans, increased $8.5 million to $67.9 million, or 0.45% of total loans, at March 31, 2007, from $59.4 million, or 0.40% of total loans, at December 31, 2006.  This increase was primarily due to increases in non-performing one-to-four family mortgage loans.  During the three months ended March 31, 2007, we sold $2.3 million of non-performing multi-family mortgage loans.  [In response to SEC Staff comment #1] For further discussion of the sale of these loans, including the impact the sale may have had on our non-performing loans, non-performing assets and related ratios at March 31, 2007, see “Asset Quality.”

We review our allowance for loan losses on a quarterly basis.  Material factors considered during our quarterly review are our historical loss experience and the impact of current economic conditions.  During the three months ended March 31, 2007, net recoveries totaled $155,000, compared to net charge-offs of $16,000 for the three months ended March 31, 2006, representing less than one basis point of average loans outstanding during both the three months ended March 31, 2007 and 2006.  [In response to SEC Staff comments #3 and #4]  Our loan-to-value ratios upon origination are low overall, have been consistent over the past several years and provide some level of protection in the event of default should property values decline.  The average loan-to-value ratios, based on current principal balance and original appraised value, of total one-to-four family loans outstanding as of March 31, 2007, by year of origination, were 67% for the three months ended March 31, 2007, 67% for 2006, 69% for 2005, 69% for 2004 and 58% for pre-2004 originations.  As of March 31, 2007, average loan-to-value ratios, based on current principal balance and original appraised value, of total multi-family and commercial real estate loans outstanding, by year of origination, were 64% for the three months ended March 31, 2007, 68% for 2006, 67% for 2005, 64% for 2004 and 59% for pre-2004 originations.

As previously discussed, there has been a slow down in the housing market, particularly during the second half of 2006.  We are closely monitoring the local and national real estate markets and other factors related to risks inherent in the loan portfolio.  [In response to SEC Staff comments #3 and #4]  ~~Based on our evaluation of the foregoing factors, our 2007 analyses did not indicate that a change in our allowance for loan losses at March 31, 2007 was warranted.~~   We believe this slow down in the housing market has not had a discernable negative impact on our loan loss experience as measured by trends in our net loan charge-offs and losses on real estate owned.  Our non-performing mortgage loans have not increased substantially and had an average loan-to-value ratio, based on current principal balance and original appraised value, of 71% at March 31, 2007 and December 31, 2006.  The average age of our non-performing mortgage loans since origination was 3.8 years at March 31, 2007.  Therefore, the majority of non-performing mortgage loans in our portfolio were originated prior to 2006, when real estate values were rising, and would likely have current loan-to-value ratios equal to or lower than those at the origination date.  In reviewing the loan-to-value ratios of our non-performing loans at March 31, 2007 and December 31, 2006, we determined that there was no additional inherent loss in our non-performing loan portfolio

Appendix B – continued	Page 5

compared to the estimates included in our existing methodology.  We underwrite our one-to-four family mortgage loans primarily based upon our evaluation of the borrower’s ability to pay.  We generally do not obtain updated estimates of collateral value for loans until classified or requested by our Asset Classification Committee.  We monitor property value trends in our market areas to determine what impact, if any, such trends may have on our loan-to-value ratios and the adequacy of the allowance for loan losses.  Based on our review of property value trends, including updated estimates of collateral value on classified loans, we do not believe the current slow down in the housing market had a discernable negative impact on the value of our non-performing loan collateral as of March 31, 2007.  Since we determined there was sufficient collateral value to support our non-performing loans and we have not experienced an increase in related loan charge-offs, no change to our allowance coverage percentages was required.  Based on our evaluation of the foregoing factors, our 2007 analyses indicated that no provision for loan losses was warranted for the three months ended March 31, 2007 and that our allowance for loan losses at March 31, 2007 was adequate.

The allowance for loan losses as a percentage of non-performing loans decreased to 117.90% at March 31, 2007, from 134.55% at December 31, 2006, primarily due to the increase in non-performing loans from December 31, 2006 to March 31, 2007.  The allowance for loan losses as a percentage of total loans was 0.53% at both March 31, 2007 and December 31, 2006.  For further discussion of the methodology used to evaluate the allowance for loan losses, see “Critical Accounting Policies-Allowance for Loan Losses” and for further discussion of non-performing loans, see “Asset Quality.”

Appendix B – continued	Page 6

Asset Quality

Non-Performing Assets

(Original disclosures began on page 32 of the March 31, 2007 Form 10-Q)

The following table sets forth information regarding non-performing assets at the dates indicated.

(Dollars in Thousands)	At March 31, 2007	At December 31, 2006
Non-accrual delinquent mortgage loans	$66,344	$58,110
Non-accrual delinquent consumer and other loans	1,122	818
Mortgage loans delinquent 90 days or more and
still accruing interest (1)	473	488

Total non-performing loans	67,939	59,416
Real estate owned, net (2)	458	627
Total non-performing assets	$68,397	$60,043

Non-performing loans to total loans	0.45%	0.40%
Non-performing loans to total assets	0.32	0.28
Non-performing assets to total assets	0.32	0.28
Allowance for loan losses to non-performing loans	117.90	134.55
Allowance for loan losses to total loans	0.53	0.53

(1)	Mortgage loans delinquent 90 days or more and still accruing interest consist solely of loans delinquent 90 days or more as to their maturity date but not their interest due.
(2)	Real estate acquired as a result of foreclosure or by deed in lieu of foreclosure is recorded at the lower of cost or fair value, less estimated selling costs.

Non-performing assets increased $8.4 million to $68.4 million at March 31, 2007, from $60.0 million at December 31, 2006.  Non-performing loans, the most significant component of non-performing assets, increased $8.5 million to $67.9 million at March 31, 2007, from $59.4 million at December 31, 2006.  As previously discussed, these increases were primarily due to increases in non-performing one-to-four family mortgage loans.  At March 31, 2007, approximately 26% of total non-performing loans are interest-only loans and 35% of total non-performing loans are reduced documentation loans.  At March 31, 2007, there were no non-performing interest-only multi-family and commercial real estate loans and we do not originate reduced documentation multi-family and commercial real estate loans.  [In response to SEC Staff comment #3]  The average loan-to-value ratio of our non-performing mortgage loans, based on current principal balance and original appraised value, was 71% at March 31, 2007 and December 31, 2006.  [In response to SEC Staff comment #1] ~~During the three months ended March 31, 2007, we sold $2.3 million of non-performing multi-family mortgage loans.~~  Our non-performing loans continue to remain at low levels relative to the size of our loan portfolio.  The ratio of non-performing loans to total loans was 0.45% at March 31, 2007 and 0.40% at December 31, 2006.  Our ratio of non-performing assets to total assets was 0.32% at March 31, 2007 and 0.28% at December 31, 2006.

[In response to SEC Staff comment #1] During the three months ended March 31, 2007, we sold $2.3 million of non-performing multi-family mortgage loans, of which $499,000 were non-

Appendix B – continued	Page 7

performing as of December 31, 2006.  The remainder became non-performing during 2007.  We are unable to determine with any degree of certainty whether some or all of these loans would have remained non-performing as of March 31, 2007 had they not been sold, particularly in light of our aggressive collection efforts and prior experience with other borrowers.  However, assuming the $2.3 million of non-performing loans sold were not sold and were both outstanding and non-performing at March 31, 2007, our non-performing loans would have totaled $70.2 million, or an increase of $10.8 million from December 31, 2006, and our non-performing assets would have totaled $70.7 million, or an increase of $10.7 million from December 31, 2006.  Additionally, at March 31, 2007, our ratio of non-performing loans to total loans would have increased to 0.47%, our ratio of non-performing assets to total assets would have increased to 0.33% and the allowance for loan losses as a percentage of total non-performing loans would have decreased to 114.06%.

We discontinue accruing interest on mortgage loans when such loans become 90 days delinquent as to their interest due, even though in some instances the borrower has only missed two payments.  At March 31, 2007, $17.1 million of mortgage loans classified as non-performing had missed only two payments, compared to $17.3 million at December 31, 2006.  We discontinue accruing interest on consumer and other loans when such loans become 90 days delinquent as to their payment due.  In addition, we reverse all previously accrued and uncollected interest through a charge to interest income.  While loans are in non-accrual status, interest due is monitored and income is recognized only to the extent cash is received until a return to accrual status is warranted.

If all non-accrual loans at March 31, 2007 and 2006 had been performing in accordance with their original terms, we would have recorded interest income, with respect to such loans, of $1.2 million for the three months ended March 31, 2007 and $794,000 for the three months ended March 31, 2006.  This compares to actual payments recorded as interest income, with respect to such loans, of $261,000 for the three months ended March 31, 2007 and $165,000 for the three months ended March 31, 2006.

In addition to the non-performing loans, we had $824,000 of potential problem loans at March 31, 2007, compared to $734,000 at December 31, 2006.  Such loans are 60-89 days delinquent as shown in the following table.

Appendix C

Proposed Disclosures for the June 30, 2007 Form 10-Q/A

(Additional disclosures appear in italics and references to the SEC Staff’s comments appear in bold.  In addition to revisions made in response to the SEC Staff’s comments, we have made certain minor edits to enhance the clarity and consistency of our disclosures.)

Critical Accounting Policies

Allowance for Loan Losses

(Original disclosures began on page 16 of the June 30, 2007 Form 10-Q)

Our allowance for loan losses is established and maintained through a provision for loan losses based on our evaluation of the ~~risks~~  probable inherent losses in our loan portfolio.  We evaluate the adequacy of our allowance on a quarterly basis.  The allowance is comprised of both specific valuation allowances and general valuation allowances.

Specific valuation allowances are established in connection with individual loan reviews and the asset classification process, including the procedures for impairment recognition under SFAS No. 114, "Accounting by Creditors for Impairment of a Loan, an amendment of FASB Statements No. 5 and 15," and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures, an amendment of FASB Statement No. 114."  Such evaluation, which includes a review of loans on which full collectibility is not reasonably assured, considers the estimated fair value of the underlying collateral, if any, current and anticipated economic and regulatory conditions, current and historical loss experience of similar loans and other factors that determine risk exposure to arrive at an adequate loan loss allowance.

~~Individual~~ Loan ~~loss~~ reviews are completed quarterly for all loans individually classified by the Asset Classification Committee ~~loans~~.  Individual loan ~~loss~~ reviews are generally completed annually for multi-family, commercial real estate and construction loans in excess of $2.5 million, commercial business loans in excess of $200,000,  one-to-four family loans in excess of $1.0 million and debt restructurings.  In addition, we generally review annually at least fifty percent of the outstanding balances of multi-family, commercial real estate and construction loans to single borrowers with concentrations in excess of $2.5 million.

The primary considerations in establishing specific valuation allowances are the ~~appraised~~ current estimated value of a loan’s underlying collateral and the loan’s payment history.  [In response to SEC Staff comment #4]  We update our estimates of collateral value when loans are individually classified by our Asset Classification Committee as either substandard or doubtful, as well as for special mention and watch list loans in excess of $2.5 million and certain other loans when the Asset Classification Committee believes repayment of such loans may be dependent on the value of the underlying collateral.  Updated estimates of collateral value are obtained through appraisals, where possible.  In instances where we have not taken possession of the property or do not otherwise have access to the premises and therefore cannot obtain a complete appraisal, an estimate of the value of the property is obtained based primarily on a drive-by inspection and a comparison of the property securing the loan with similar properties in the area, by either a licensed appraiser or real estate

Appendix C – continued	Page 2

broker for one-to-four family properties, or by our internal Asset Review personnel for multi-family and commercial real estate properties.  In such cases, an internal cash flow analysis may also be performed. Other current and anticipated economic conditions on which our specific valuation allowances rely are the impact that national and/or local economic and business conditions may have on borrowers, the impact that local real estate markets may have on collateral values, the level and direction of interest rates and their combined effect on real estate values and the ability of borrowers to service debt.  For multi-family and commercial real estate loans, additional factors specific to a borrower or the underlying collateral are considered.  These factors include, but are not limited to, the composition of tenancy, occupancy levels for the property, cash flow estimates and the existence of personal guarantees.  We also review all regulatory notices, bulletins and memoranda with the purpose of identifying upcoming changes in regulatory conditions which may impact our calculation of specific valuation allowances.  The Office of Thrift Supervision, or OTS, periodically reviews our reserve methodology during regulatory examinations and any comments regarding changes to reserves or loan classifications are considered by management in determining valuation allowances.

Pursuant to our policy, loan losses are charged-off in the period the loans, or portions thereof, are deemed uncollectible.  The determination of the loans on which full collectibility is not reasonably assured, the estimates of the fair value of the underlying collateral and the assessment of economic and regulatory conditions are subject to assumptions and judgments by management.  Specific valuation allowances could differ materially as a result of changes in these assumptions and judgments.

General valuation allowances represent loss allowances that have been established to recognize the inherent risks associated with our lending activities, but which, unlike specific allowances, have not been allocated to particular ~~problem~~ loans.  The determination of the adequacy of the general valuation allowances takes into consideration a variety of factors.  We segment our loan portfolio into like categories by composition and size and perform analyses against each category.  These include historical loss experience and delinquency levels and trends.  We analyze our historical loan loss experience by category (loan type) over 3, 5, 10, 12 and 16-year periods.  Losses within each loan category are stress tested by applying the highest level of charge-offs and the lowest amount of recoveries as a percentage of the average portfolio balance during those respective time horizons.  The resulting range of allowance percentages are used as an integral part of our judgment in developing estimated loss percentages to apply to the portfolio.  We also consider the size, composition, risk profile, delinquency levels and cure rates of our portfolio, as well as our credit administration and asset management philosophies and procedures.  [In response to SEC Staff comments #3 and #4]  We monitor property value trends in our market areas by reference to various industry and market reports, economic releases and surveys, and our general and specific knowledge of the real estate markets in which we lend, in order to determine what impact, if any, such trends should have on the level of our general valuation allowances.  In determining our allowance coverage percentages for non-performing loans, we consider our historical loss experience with respect to the ultimate disposition of the underlying collateral.  In addition, we evaluate and consider the impact that existing and projected economic and market conditions may have on the portfolio, as well as known and inherent risks in the portfolio.  We also evaluate and consider the allowance ratios and coverage percentages set forth in both peer group and regulatory agency data and any comments from the OTS resulting from their review of our general valuation allowance methodology during regulatory examinations.  Our focus, however, is primarily on our historical loss experience and the impact of current economic conditions.  After evaluating these variables, we determine appropriate allowance coverage percentages for each of our portfolio

Appendix C – continued	Page 3

segments and the appropriate level of our allowance for loan losses.  Our allowance coverage percentages are used to estimate the amount of probable losses inherent in our loan portfolio in determining our general valuation allowances.  Our evaluation of general valuation allowances is inherently subjective because, even though it is based on objective data, it is management's interpretation of that data that determines the amount of the appropriate allowance.  Therefore, we annually review the actual performance and charge-off history of our portfolio and compare that to our previously determined allowance coverage percentages and specific valuation allowances.  In doing so, we evaluate the impact the previously mentioned variables may have had on the portfolio to determine which changes, if any, should be made to our assumptions and analyses.

Our loss experience in 2007 has been consistent with our experience over the past several years. Our 2007 analyses did not result in any change in our methodology for determining our general and specific valuation allowances or our emphasis on the factors that we consider in establishing such allowances.  Accordingly, such analyses did not indicate that any material changes in our allowance coverage percentages were required.  [In response to SEC Staff comment #2]  ~~We believe our current allowance for loan losses is adequate to reflect the risks inherent in our loan portfolio.~~  The balance of our allowance for loan losses represents management’s best estimate of the probable inherent losses in our loan portfolio at June 30, 2007 and December 31, 2006.

Actual results could differ from our estimates as a result of changes in economic or market conditions.  Changes in estimates could result in a material change in the allowance for loan losses.  While we believe that the allowance for loan losses has been established and maintained at levels that reflect the risks inherent in our loan portfolio, future adjustments may be necessary if portfolio performance or economic or market conditions differ substantially from the conditions that existed at the time of the initial determinations.

For additional information regarding our allowance for loan losses, see “Provision for Loan Losses” and “Asset Quality” in this document and Part II, Item 7, “MD&A,” in our 2006 Annual Report on Form 10-K and any amendments thereto.

Results of Operations

Provision for Loan Losses

(Original disclosures began on page 33 of the June 30, 2007 Form 10-Q)

During the three and six months ended June 30, 2007 and 2006, no provision for loan losses was recorded.  The allowance for loan losses was substantially unchanged and totaled $79.4 million at June 30, 2007 and $79.9 million at December 31, 2006.  [In response to SEC Staff comment #2]  The balance of our allowance for loan losses represents management’s best estimate of the probable inherent losses in our loan portfolio at June 30, 2007 and December 31, 2006.  We believe our allowance for loan losses has been established and maintained at levels that reflect the risks inherent in our loan portfolio, giving consideration to the composition and size of our loan portfolio, charge-off experience and non-accrual and non-performing loans.

The composition of our loan portfolio has remained relatively consistent over the last several years.  At June 30, 2007, our loan portfolio was comprised of 71% one-to-four family mortgage loans, 19% multi-family mortgage loans, 7% commercial real estate loans and 3% other loan categories.  Our

Appendix C – continued	Page 4

non-performing loans continue to remain at low levels relative to the size of our loan portfolio.  Our non-performing loans, which are comprised primarily of mortgage loans, increased $4.6 million to $64.0 million, or 0.41% of total loans, at June 30, 2007, from $59.4 million, or 0.40% of total loans, at December 31, 2006.  This increase was primarily due to an increase of $12.3 million in non-performing one-to-four family mortgage loans, partially offset by a decrease of $8.9 million in non-performing multi-family mortgage loans.  During the six months ended June 30, 2007, we sold $5.6 million of non-performing mortgage loans, primarily multi-family and commercial real estate loans.  [In response to SEC Staff comment #1] For further discussion of the sale of these loans, including the impact the sale may have had on our non-performing loans, non-performing assets and related ratios at June 30, 2007, see “Asset Quality.”

We review our allowance for loan losses on a quarterly basis.  Material factors considered during our quarterly review are our historical loss experience and the impact of current economic conditions.  Our net charge-off experience was consistent with that of the prior year and was two basis points of average loans outstanding, annualized, for the three months ended June 30, 2007 and one basis point of average loans outstanding, annualized, for the six months ended June 30, 2007, compared to less than one basis point of average loans outstanding, annualized, for the three and six months ended June 30, 2006.  Net loan charge-offs totaled $698,000 for the three months ended June 30, 2007, compared to $80,000 for the three months ended June 30, 2006, and $543,000 for the six months ended June 30, 2007, compared to $96,000 for the six months ended June 30, 2006.  [In response to SEC Staff comments #3 and #4]  Our loan-to-value ratios upon origination are low overall, have been consistent over the past several years and provide some level of protection in the event of default should property values decline.  The average loan-to-value ratios, based on current principal balance and original appraised value, of total one-to-four family loans outstanding as of June 30, 2007, by year of origination, were 66% for the six months ended June 30, 2007, 67% for 2006, 69% for 2005, 68% for 2004 and 57% for pre-2004 originations.  As of June 30, 2007, average loan-to-value ratios, based on current principal balance and original appraised value, of total multi-family and commercial real estate loans outstanding, by year of origination, were 64% for the six months ended June 30, 2007, 67% for 2006, 67% for 2005, 64% for 2004 and 59% for pre-2004 originations.

We are closely monitoring the local and national real estate markets and other factors related to risks inherent in the loan portfolio.  [In response to SEC Staff comments #3 and #4]  ~~Despite the slowdown in the housing market, our loss experience in 2007 has been relatively consistent with our experience over the past several years.~~  We believe the slow down in the housing market has not had a discernable negative impact on our loan loss experience as measured by trends in our net loan charge-offs and losses on real estate owned.  Furthermore, subprime mortgage lending, which has been the riskiest sector of the residential housing market, is not a market that we have ever actively pursued.  [In response to SEC Staff comments #3 and #4]  Our non-performing mortgage loans have not increased substantially and had an average loan-to-value ratio, based on current principal balance and original appraised value, of 72% at June 30, 2007 and 71% at December 31, 2006.  The average age of our non-performing mortgage loans since origination was 3.8 years at June 30, 2007.  Therefore, the majority of non-performing mortgage loans in our portfolio were originated prior to 2006, when real estate values were rising, and would likely have current loan-to-value ratios equal to or lower than those at the origination date.  In reviewing the negligible change in the loan-to-value ratios of our non-performing loans from December 31, 2006 to June 30, 2007, we determined that there was no additional inherent loss in our non-performing loan portfolio compared to the estimates included in our existing methodology.  Additionally, we continue to apply

Appendix C – continued	Page 5

prudent underwriting standards.  [In response to SEC Staff comments #3 and #4]  We underwrite our one-to-four family mortgage loans primarily based upon our evaluation of the borrower’s ability to pay.  We generally do not obtain updated estimates of collateral value for loans until classified or requested by our Asset Classification Committee.  We monitor property value trends in our market areas to determine what impact, if any, such trends may have on our loan-to-value ratios and the adequacy of the allowance for loan losses.  Based on our review of property value trends, including updated estimates of collateral value on classified loans, we do not believe the current slow down in the housing market had a discernable negative impact on the value of our non-performing loan collateral as of June 30, 2007.  Since we determined there was sufficient collateral value to support our non-performing loans and we have not experienced an increase in related loan charge-offs, no change to our allowance coverage percentages was required.  Based on our evaluation of the foregoing factors, our 2007 analyses indicated that our allowance for loan losses at June 30, 2007 was adequate and a provision for loan losses was not warranted for the six months ended June 30, 2007.

The allowance for loan losses as a percentage of non-performing loans decreased to 124.07% at June 30, 2007, from 134.55% at December 31, 2006, primarily due to the increase in non-performing loans from December 31, 2006 to June 30, 2007.  The allowance for loan losses as a percentage of total loans was 0.51% at June 30, 2007 and 0.53% at December 31, 2006.

For further discussion of the methodology used to evaluate the allowance for loan losses, see “Critical Accounting Policies-Allowance for Loan Losses” and for further discussion of non-performing loans, see “Asset Quality.”

Appendix C – continued	Page 6

Asset Quality

Non-Performing Assets

(Original disclosures began on page 37 of the June 30, 2007 Form 10-Q)

The following table sets forth information regarding non-performing assets at the dates indicated.

	At June 30,	At December 31,
(Dollars in Thousands)	2007	2006
Non-accrual delinquent mortgage loans	$62,330	$58,110
Non-accrual delinquent consumer and other loans	1,041	818
Mortgage loans delinquent 90 days or more and
still accruing interest (1)	625	488
Total non-performing loans	63,996	59,416
Real estate owned, net (2)	1,925	627
Total non-performing assets	$65,921	$60,043

Non-performing loans to total loans	0.41%	0.40%
Non-performing loans to total assets	0.30	0.28
Non-performing assets to total assets	0.30	0.28
Allowance for loan losses to non-performing loans	124.07	134.55
Allowance for loan losses to total loans	0.51	0.53

(1)	Mortgage loans delinquent 90 days or more and still accruing interest consist solely of loans delinquent 90 days or more as to their maturity date but not their interest due.
(2)	Real estate acquired as a result of foreclosure or by deed in lieu of foreclosure is recorded at the lower of cost or fair value, less estimated selling costs.

Non-performing assets increased $5.9 million to $65.9 million at June 30, 2007, from $60.0 million at December 31, 2006.  Non-performing loans, the most significant component of non-performing assets, increased $4.6 million to $64.0 million at June 30, 2007, from $59.4 million at December 31, 2006.  As previously discussed, these increases were primarily due to an increase in non-performing one-to-four family mortgage loans, partially offset by a decrease in non-performing multi-family mortgage loans.  At June 30, 2007, approximately 39% of total non-performing loans are interest-only loans and approximately 39% of total non-performing loans are reduced documentation loans.  At June 30, 2007, there were no non-performing interest-only multi-family and commercial real estate loans and we do not originate reduced documentation multi-family and commercial real estate loans.  [In response to SEC Staff comment #3]  The average loan-to-value ratio of our non-performing mortgage loans, based on current principal balance and original appraised value, was 72% at June 30, 2007 and 71% at December 31, 2006.  [In response to SEC Staff comment #1]  ~~During the six months ended June 30, 2007, we sold $5.6 million of non-performing mortgage loans, primarily multi-family and commercial real estate loans.~~  Our non-performing loans continue to remain at low levels relative to the size of our loan portfolio.  The ratio of non-performing loans to total loans was 0.41% at June 30, 2007 and 0.40% at December 31, 2006.  Our ratio of non-performing assets to total assets was 0.30% at June 30, 2007 and 0.28% at December 31, 2006.

Appendix C – continued	Page 7

[In response to SEC Staff comment #1]  During the six months ended June 30, 2007, we sold $5.6 million of non-performing mortgage loans, primarily multi-family and commercial real estate loans, of which $1.2 million were non-performing as of December 31, 2006.  The remainder became non-performing during 2007.  We are unable to determine with any degree of certainty whether some or all of these loans would have remained non-performing as of June 30, 2007 had they not been sold, particularly in light of our aggressive collection efforts and prior experience with other borrowers.  However, assuming the $5.6 million of non-performing loans sold were not sold and were both outstanding and non-performing at June 30, 2007, our non-performing loans would have totaled $69.6 million, or an increase of $10.2 million from December 31, 2006, and our non-performing assets would have totaled $71.5 million, or an increase of $11.5 million from December 31, 2006.  Additionally, at June 30, 2007, our ratio of non-performing loans to total loans would have increased to 0.45%, our ratio of non-performing assets to total assets would have increased to 0.33% and the allowance for loan losses as a percentage of total non-performing loans would have decreased to 114.07%.

On June 29, 2007, the OTS and other bank regulatory authorities, or the Agencies, published the final Statement on Subprime Mortgage Lending, or the Statement, to address emerging issues and questions relating to certain subprime mortgage lending practices.  In particular, the Agencies expressed concern with certain adjustable rate mortgage products with certain characteristics typically offered in the marketplace to subprime borrowers.  Those characteristics included, but were not limited to, utilizing low initial payments based on a fixed introductory rate that expires after a short period and then adjusts to a variable index rate plus a margin for the remaining term of the loan and underwriting loans based upon limited or no documentation of borrowers’ income.  The Statement does not establish a “bright-line” test as to what constitutes subprime lending.  Within our loan portfolio, we have loans which have certain attributes found in subprime lending.  However, subprime lending is not a market that we have ever actively pursued.  We do not, therefore, expect the Statement to have a material impact on our lending operations.

We discontinue accruing interest on mortgage loans when such loans become 90 days delinquent as to their interest due, even though in some instances the borrower has only missed two payments.  At June 30, 2007, $14.7 million of mortgage loans classified as non-performing had missed only two payments, compared to $17.3 million at December 31, 2006.  We discontinue accruing interest on consumer and other loans when such loans become 90 days delinquent as to their payment due.  In addition, we reverse all previously accrued and uncollected interest through a charge to interest income.  While loans are in non-accrual status, interest due is monitored and income is recognized only to the extent cash is received until a return to accrual status is warranted.

If all non-accrual loans at June 30, 2007 and 2006 had been performing in accordance with their original terms, we would have recorded interest income, with respect to such loans, of $2.1 million for the six months ended June 30, 2007 and $1.7 million for the six months ended June 30, 2006.  This compares to actual payments recorded as interest income, with respect to such loans, of $698,000 for the six months ended June 30, 2007 and $508,000 for the six months ended June 30, 2006.

In addition to non-performing loans, we had $926,000 of potential problem loans at June 30, 2007, compared to $734,000 at December 31, 2006.  Such loans are 60-89 days delinquent as shown in the following table.

Appendix D

Proposed Disclosures for the September 30, 2007 Form 10-Q/A

(Additional disclosures appear in italics and references to the SEC Staff’s comments appear in bold.  In addition to revisions made in response to the SEC Staff’s comments, we have made certain minor edits to enhance the clarity and consistency of our disclosures.)

Critical Accounting Policies

Allowance for Loan Losses

(Original disclosures began on page 16 of the September 30, 2007 Form 10-Q)

Our allowance for loan losses is established and maintained through a provision for loan losses based on our evaluation of the probable inherent losses in our loan portfolio.  We evaluate the adequacy of our allowance on a quarterly basis.  The allowance is comprised of both specific valuation allowances and general valuation allowances.

Specific valuation allowances are established in connection with individual loan reviews and the asset classification process, including the procedures for impairment recognition under SFAS No. 114, "Accounting by Creditors for Impairment of a Loan, an amendment of FASB Statements No. 5 and 15," and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures, an amendment of FASB Statement No. 114."  Such evaluation, which includes a review of loans on which full collectibility is not reasonably assured, considers the estimated fair value of the underlying collateral, if any, current and anticipated economic and regulatory conditions, current and historical loss experience of similar loans and other factors that determine risk exposure to arrive at an adequate loan loss allowance.

Loan reviews are completed quarterly for all loans individually classified by the Asset Classification Committee.  Individual loan reviews are generally completed annually for multi-family, commercial real estate and construction loans in excess of $2.5 million, commercial business loans in excess of $200,000, one-to-four family loans in excess of $1.0 million and debt restructurings.  In addition, we generally review annually at least fifty percent of the outstanding balances of multi-family, commercial real estate and construction loans to single borrowers with concentrations in excess of $2.5 million.

The primary considerations in establishing specific valuation allowances are the current estimated value of a loan’s underlying collateral and the loan’s payment history.  ~~Updated~~  We update our estimates of collateral value ~~are obtained~~ when loans are individually classified by our Asset Classification Committee as either substandard or doubtful, as well as for special mention and watch list loans in excess of $2.5 million [In response to SEC Staff comment #4] and certain other loans when the Asset Classification Committee believes repayment of such loans may be dependent on the value of the underlying collateral.  Updated estimates of collateral value are obtained through appraisals, where possible.  In instances where we have not taken possession of the property or do not otherwise have access to the premises and therefore cannot obtain a complete appraisal, an

Appendix D – continued	Page 2

estimate of the value of the property is obtained based primarily on a drive-by inspection and a comparison of the property securing the loan with similar properties in the area, by either a licensed appraiser or real estate broker for one-to-four family properties, or by our internal Asset Review personnel for multi-family and commercial real estate properties.  In such cases, an internal cash flow analysis may also be performed.    ~~For loans meeting these criteria, we update our estimate of the value of the property securing the loan through either an updated appraisal, a visual inspection of the property or a market analysis of comparable homes in the area.  For multi-family and commercial real estate loans, we may also perform a cash flow analysis for the property based on current operating financial statements.~~  Other current and anticipated economic conditions on which our specific valuation allowances rely are the impact that national and/or local economic and business conditions may have on borrowers, the impact that local real estate markets may have on collateral values, the level and direction of interest rates and their combined effect on real estate values and the ability of borrowers to service debt.  For multi-family and commercial real estate loans, additional factors specific to a borrower or the underlying collateral are considered.  These factors include, but are not limited to, the composition of tenancy, occupancy levels for the property, cash flow estimates and the existence of personal guarantees.  We also review all regulatory notices, bulletins and memoranda with the purpose of identifying upcoming changes in regulatory conditions which may impact our calculation of specific valuation allowances.  The Office of Thrift Supervision, or OTS, periodically reviews our reserve methodology during regulatory examinations and any comments regarding changes to reserves or loan classifications are considered by management in determining valuation allowances.

Pursuant to our policy, loan losses are charged-off in the period the loans, or portions thereof, are deemed uncollectible.  The determination of the loans on which full collectibility is not reasonably assured, the estimates of the fair value of the underlying collateral and the assessment of economic and regulatory conditions are subject to assumptions and judgments by management.  Specific valuation allowances could differ materially as a result of changes in these assumptions and judgments.

General valuation allowances represent loss allowances that have been established to recognize the inherent risks associated with our lending activities, but which, unlike specific allowances, have not been allocated to particular ~~problem~~ loans.  The determination of the adequacy of the general valuation allowances takes into consideration a variety of factors.  We segment our loan portfolio into like categories by composition and size and perform analyses against each category.  These include historical loss experience and delinquency levels and trends.  We analyze our historical loan loss experience by category (loan type) over 3, 5, 10, 12 and 16-year periods.  Losses within each loan category are stress tested by applying the highest level of charge-offs and the lowest amount of recoveries as a percentage of the average portfolio balance during those respective time horizons.  The resulting range of allowance percentages is used as an integral part of our judgment in developing estimated loss percentages to apply to the portfolio.  We also consider the size, composition, risk profile, delinquency levels and cure rates of our portfolio, as well as our credit administration and asset management philosophies and procedures.  [In response to SEC Staff comments #3 and #4]  We monitor property value trends in our market areas by reference to various industry and market reports, economic releases and surveys, and our general and specific knowledge of the real estate markets in which we lend, in order to determine what impact, if any, such trends should have on the level of our general valuation allowances.  In determining our

Appendix D – continued	Page 3

allowance coverage percentages for non-performing loans, we consider our historical loss experience with respect to the ultimate disposition of the underlying collateral.  In addition, we evaluate and consider the impact that existing and projected economic and market conditions may have on the portfolio, as well as known and inherent risks in the portfolio.  We also evaluate and consider the allowance ratios and coverage percentages set forth in both peer group and regulatory agency data and any comments from the OTS resulting from their review of our general valuation allowance methodology during regulatory examinations.  Our focus, however, is primarily on our historical loss experience and the impact of current economic conditions.  After evaluating these variables, we determine appropriate allowance coverage percentages for each of our portfolio segments and the appropriate level of our allowance for loan losses.  Our allowance coverage percentages are used to estimate the amount of probable losses inherent in our loan portfolio in determining our general valuation allowances.  Our evaluation of general valuation allowances is inherently subjective because, even though it is based on objective data, it is management's interpretation of that data that determines the amount of the appropriate allowance.  Therefore, we annually review the actual performance and charge-off history of our portfolio and compare that to our previously determined allowance coverage percentages and specific valuation allowances.  In doing so, we evaluate the impact the previously mentioned variables may have had on the portfolio to determine which changes, if any, should be made to our assumptions and analyses.

Our loss experience in 2007 has been consistent with our experience over the past several years and in recent years has been primarily attributable to a small number of loans.  Our 2007 analyses did not result in any change in our methodology for determining our general and specific valuation allowances or our emphasis on the factors that we consider in establishing such allowances.  Accordingly, such analyses did not indicate that any material changes in our allowance coverage percentages were required.  However, our recent increases in non-performing loans and net loan charge-offs for the 2007 third quarter resulted in a determination to record a provision for loan losses.  The balance of our allowance for loan losses represents management’s best estimate of the probable inherent losses in our loan portfolio at September 30, 2007 and December 31, 2006.

Actual results could differ from our estimates as a result of changes in economic or market conditions.  Changes in estimates could result in a material change in the allowance for loan losses.  While we believe that the allowance for loan losses has been established and maintained at levels that reflect the risks inherent in our loan portfolio, future adjustments may be necessary if portfolio performance or economic or market conditions differ substantially from the conditions that existed at the time of the initial determinations.

For additional information regarding our allowance for loan losses, see “Provision for Loan Losses” and “Asset Quality” in this document and Part II, Item 7, “MD&A,” in our 2006 Annual Report on Form 10-K and any amendments thereto.

Results of Operations

Provision for Loan Losses

(Original disclosures began on page 36 of the September 30, 2007 Form 10-Q)

Appendix D – continued	Page 4

The provision for loan losses was $500,000 for the three and nine months ended September 30, 2007, reflecting the higher levels of non-performing loans and net loan charge-offs experienced during the 2007 third quarter.  No provision for loan losses was recorded for the three and nine months ended September 30, 2006.  The allowance for loan losses was $78.3 million at September 30, 2007 and $79.9 million at December 31, 2006.  The allowance for loan losses as a percentage of non-performing loans decreased to 95.06% at September 30, 2007, from 134.55% at December 31, 2006, primarily due to an increase in non-performing loans.  The allowance for loan losses as a percentage of total loans was 0.49% at September 30, 2007 and 0.53% at December 31, 2006.  We believe our allowance for loan losses has been established and maintained at levels that reflect the risks inherent in our loan portfolio, giving consideration to the composition and size of our loan portfolio, charge-off experience and non-accrual and non-performing loans.  The balance of our allowance for loan losses represents management’s best estimate of the probable inherent losses in our loan portfolio at September 30, 2007 and December 31, 2006.

We review our allowance for loan losses on a quarterly basis.  Material factors considered during our quarterly review are our historical loss experience and the impact of current economic conditions.  Our net loan charge-off experience was four basis points of average loans outstanding, annualized, for the three months ended September 30, 2007 and two basis points of average loans outstanding, annualized, for the nine months ended September 30, 2007, compared to three basis points of average loans outstanding, annualized, for the three months ended September 30, 2006 and one basis point of average loans outstanding, annualized, for the nine months ended September 30, 2006.  Net loan charge-offs totaled $1.6 million for the three months ended September 30, 2007 and $2.2 million for the nine months ended September 30, 2007.  Net loan charge-offs totaled $1.1 million for the three months ended September 30, 2006 and $1.2 million for the nine months ended September 30, 2006.  Net loan charge-offs included a $1.5 million charge-off in the 2007 third quarter related to a non-performing construction loan which was sold and a $947,000 charge-off in the 2006 third quarter related to a non-performing multi-family loan which was sold in 2006.

The composition of our loan portfolio has remained relatively consistent over the last several years.  At September 30, 2007, our loan portfolio was comprised of 72% one-to-four family mortgage loans, 19% multi-family mortgage loans, 7% commercial real estate loans and 2% other loan categories.  [In response to SEC Staff comments #3 and #4]  Our loan-to-value ratios upon origination are low overall, have been consistent over the past several years and provide some level of protection in the event of default should property values decline.  For further discussion of our loan-to-value ratios, see “Asset Quality.”

Our non-performing loans continue to remain at low levels relative to the size of our loan portfolio.  Our non-performing loans, which are comprised primarily of mortgage loans, increased $22.9 million to $82.3 million, or 0.52% of total loans, at September 30, 2007, from $59.4 million, or 0.40% of total loans, at December 31, 2006.  This increase was primarily due to an increase of $27.1 million in non-performing one-to-four family mortgage loans, partially offset by a decrease of $6.2 million in non-performing multi-family mortgage loans.  We sold non-performing mortgage loans totaling $9.4 million, primarily multi-family and commercial real estate loans, during the nine months ended September 30, 2007.  [In response to SEC Staff comment #1]  For further discussion of the sale of these loans, including the impact the sale may have had on our non-performing loans, non-performing assets and related ratios at September 30, 2007, see “Asset

Appendix D – continued	Page 5

Quality.”  The increase in non-performing loans and assets occurred primarily during the 2007 third quarter.

We continue to closely monitor the local and national real estate markets and other factors related to risks inherent in our loan portfolio.  Subprime mortgage lending, which has been the riskiest sector of the residential housing market, is not a market that we have ever actively pursued.  [In response to SEC Staff comments #3 and #4] We believe the slow down in the housing market has not had a discernable negative impact on our loan loss experience as measured by trends in our net loan charge-offs and losses on real estate owned.  Our loss experience in 2007 has been relatively consistent with our experience over the past several years and in recent years has been primarily attributable to a small number of loans.  [In response to SEC Staff comments #3 and #4]  Our non-performing mortgage loans had an average loan-to-value ratio, based on current principal balance and original appraised value, of 71% at September 30, 2007 and December 31, 2006.  The average age of our non-performing mortgage loans since origination was 3.9 years at September 30, 2007.  Therefore, the majority of non-performing mortgage loans in our portfolio were originated prior to 2006, when real estate values were rising, and would likely have current loan-to-value ratios equal to or lower than those at the origination date.  In reviewing the loan-to-value ratios of our non-performing loans at September 30, 2007 and December 31, 2006, we determined that there was no additional inherent loss in our non-performing loan portfolio compared to the estimates included in our existing methodology.  Additionally, we continue to adhere to prudent underwriting standards.  [In response to SEC Staff comments #3 and #4]  We underwrite our one-to-four family mortgage loans primarily based upon our evaluation of the borrower’s ability to pay.  We generally do not obtain updated estimates of collateral value for loans until classified or requested by our Asset Classification Committee.  We monitor property value trends in our market areas to determine what impact, if any, such trends may have on our loan-to-value ratios and the adequacy of the allowance for loan losses.  Based on our review of property value trends, including updated estimates of collateral value on classified loans, we do not believe the current slow down in the housing market had a discernable negative impact on the value of our non-performing loan collateral as of September 30, 2007.  Since we determined there was sufficient collateral value to support our non-performing loans and we have not experienced an increase in related loan charge-offs, no change to our allowance coverage percentages was required.  However, based on our evaluation of the foregoing factors, and in recognition of the recent increases in non-performing loans and net loan charge-offs, our 2007 third quarter analyses indicated that a modest provision for loan losses was warranted for the period ended September 30, 2007.

For further discussion of the methodology used to evaluate the allowance for loan losses, see “Critical Accounting Policies-Allowance for Loan Losses” and for further discussion of our loan portfolio composition and non-performing loans, see “Asset Quality.”

Appendix D – continued	Page 6

Asset Quality

Non-Performing Assets

(Original disclosures began on page 41 of the September 30, 2007 Form 10-Q)

The following table sets forth information regarding non-performing assets at the dates indicated.

	At September 30,	At December 31,
(Dollars in Thousands)	2007	2006
Non-accrual delinquent mortgage loans	$77,761	$58,110
Non-accrual delinquent consumer and other loans	1,453	818
Mortgage loans delinquent 90 days or more and
still accruing interest (1)	3,103	488
Total non-performing loans	82,317	59,416
Real estate owned, net (2)	4,336	627
Total non-performing assets	$86,653	$60,043

Non-performing loans to total loans	0.52%	0.40%
Non-performing loans to total assets	0.38	0.28
Non-performing assets to total assets	0.40	0.28
Allowance for loan losses to non-performing loans	95.06	134.55
Allowance for loan losses to total loans	0.49	0.53

(1)	Mortgage loans delinquent 90 days or more and still accruing interest consist solely of loans delinquent 90 days or more as to their maturity date but not their interest due.
(2)
Real estate acquired as a result of foreclosure or by deed in lieu of foreclosure is recorded at the lower of cost or fair value, less estimated selling costs, and is comprised of one-to-four family properties.

Non-performing assets increased $26.7 million to $86.7 million at September 30, 2007, from $60.0 million at December 31, 2006.  Our ratio of non-performing assets to total assets was 0.40% at September 30, 2007 and 0.28% at December 31, 2006.  Non-performing loans, the most significant component of non-performing assets, increased $22.9 million to $82.3 million at September 30, 2007, from $59.4 million at December 31, 2006.  The ratio of non-performing loans to total loans was 0.52% at September 30, 2007 and 0.40% at December 31, 2006.  Non-performing mortgage loans, the most significant component of non-performing loans, totaled $80.9 million at September 30, 2007 and $58.6 million at December 31, 2006.  The increases in non-performing loans and assets were primarily due to an increase of $27.1 million in non-performing one-to-four family mortgage loans, partially offset by a decrease of $6.2 million in non-performing multi-family mortgage loans.  [In response to SEC Staff comment #1]  ~~We sold non-performing mortgage loans totaling $9.4 million, primarily multi-family and commercial real estate loans, during the nine months ended September 30, 2007.~~ The increase in non-performing loans and assets occurred primarily during the 2007 third quarter.  We believe the increase is primarily due to the overall increase in our loan portfolio and to the softening of the real estate market.  Despite the increase in non-performing loans at September 30, 2007, our non-performing loans continue to remain at low levels relative to the size of our loan portfolio.

Appendix D – continued	Page 7

[In response to SEC Staff comment #1] During the nine months ended September 30, 2007, we sold $9.4 million of non-performing mortgage loans, primarily multi-family and commercial real estate loans, of which $2.3 million were non-performing as of December 31, 2006.  The remainder became non-performing during 2007.  We are unable to determine with any degree of certainty whether some or all of these loans would have remained non-performing as of September 30, 2007 had they not been sold, particularly in light of our aggressive collection efforts and prior experience with other borrowers.  However, assuming the $9.4 million of non-performing loans sold were not sold and were both outstanding and non-performing at September 30, 2007, our non-performing loans would have totaled $91.7 million, or an increase of $32.3 million from December 31, 2006, and our non-performing assets would have totaled $96.1 million, or an increase of $36.1 million from December 31, 2006.  Additionally, at September 30, 2007, our ratio of non-performing loans to total loans would have increased to 0.57%, our ratio of non-performing assets to total assets would have increased to 0.44% and the allowance for loan losses as a percentage of total non-performing loans would have decreased to 85.31%.

The following table provides further details on the composition of our non-performing one-to-four family and multi-family and commercial real estate mortgage loans in dollar amounts, percentages of the portfolio and loan-to-value ratios, based on current principal balance and original appraised value, at the dates indicated.

	At September 30, 2007			At December 31, 2006
		Percent	Loan		Percent	Loan
		of	-to-		of	-to-
(Dollars in Thousands)	Amount	Total	Value	Amount	Total	Value
Non-performing loans:

One-to-four family:
Full documentation interest-only	$17,121	25.11%	77%	$ 8,513	20.70%	77%
Full documentation amortizing	19,095	28.00	70	16,404	39.89	71
Reduced documentation interest-only	20,871	30.61	72	5,945	14.46	74
Reduced documentation amortizing	11,101	16.28	66	10,262	24.95	68
Total one-to-four family	$68,188	100.00%	72%	$41,124	100.00%	72%

Multi-family and commercial real estate:
Full documentation amortizing	$9,404	100.00%	65%	$17,474	100.00%	70%

At September 30, 2007, the geographic composition of our non-performing one-to-four family mortgage loans was consistent with the geographic composition of our one-to-four family mortgage loan portfolio and, as of September 30, 2007, did not indicate a negative trend in any one particular geographic location.

We discontinue accruing interest on mortgage loans when such loans become 90 days delinquent as to their interest due, even though in some instances the borrower has only missed two payments.  At September 30, 2007, $24.1 million of mortgage loans classified as non-performing had missed only two payments, compared to $17.3 million at December 31, 2006.  We discontinue accruing interest on consumer and other loans when such loans become 90 days delinquent as to their payment due.  In addition, we reverse all previously accrued and uncollected interest through a charge to interest income.  While loans are in non-accrual status, interest due is monitored and income is recognized only to the extent cash is received until a return to accrual status is warranted.

Appendix D – continued	Page 8

If all non-accrual loans at September 30, 2007 and 2006 had been performing in accordance with their original terms, we would have recorded interest income, with respect to such loans, of $3.8 million for the nine months ended September 30, 2007 and $2.5 million for the nine months ended September 30, 2006.  This compares to actual payments recorded as interest income, with respect to such loans, of $1.8 million for the nine months ended September 30, 2007 and $1.1 million for the nine months ended September 30, 2006.

In addition to non-performing loans, we had $1.7 million of potential problem loans at September 30, 2007, compared to $734,000 at December 31, 2006.  Such loans are 60-89 days delinquent as shown in the following table.